bleuacacia ltd
c/o The Keffi Group Ltd.
500 Fifth Avenue
New York, New York 10110

November 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Abby Adams
Laura Crotty
Eric Atallah
Daniel Gordon

RE: bleuacacia ltd (the “Company”)
Registration Statement on Form S-1
File No. 333-257240

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257240) be accelerated by the Securities and Exchange Commission to 4:00 P.M. Eastern time on November 17, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Valerie Ford Jacob of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 and that such effectiveness also be confirmed in writing.

Very truly yours,

bleuacacia ltd

By:	/s/ Thomas Northover
Name: Thomas Northover
Title: Executive Director

cc:	Jide Zetlin
bleuacacia ltd
cc:	Michael Levitt
Freshfields Bruckhaus Deringer US LLP